SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Board of Directors Approves the appointment of an Audit Committee

(Rio de Janeiro, June 17, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy announces that the Board of Directors has approved the appointment of an Audit Committee pursuant to the provisions of the Sarbanes-Oxley Act (SOX).

Approved by the United States Congress in July 2002, the Sarbanes Oxley Act established additional rules for companies listed on the New York Stock Exchange (NYSE). Among the Act’s requirements is the creation of an Audit Committee made up of independent members of the Board of Directors.

As an alternative, the Securities and Exchange Commission (SEC) allowed Brazilian companies to comply with this requirement through the medium of the Fiscal Council as long as the latter would be installed on a standing basis and the necessary adaptations to the Act’s requirements were implemented.

Through the Audit Committee, the Board of Directors will more effectively (i)strengthen its ties with the external auditors permitting closer supervision of their work, and of issues regarding their competency and independence, (ii) better assure legal and regulatory compliance, including, with matters of certification, internal controls, complaint procedures and ethics, and (iii) accompany more closely the financial position of th company, especially as to monitoring of risks, internal auditing work and financial disclosure.

The Board of Directors has decided to appoint an Audit Committee since it believes that such a body will be more readily acceptable to the international capital markets, given that the Company will be following the example of other transnational companies as well as complying with good corporate governance practice. The Company’s presence in ten different countries and joint venture with foreign partners were also considerations in the final decision.

The Audit Committee is to be made up of the following members:
·  Fabio Colletti Barbosa
·  Gleuber Vieira
·  Jaques Wagner

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.